Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

4 August 2015

PRIMA BIOMED TERMINATES INVESTMENT FACILITY WITH

BERGEN GLOBAL OPPORTUNITY FUND, LP

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”), a leading immuno-oncology company, advised that its investment facility with Bergen Global Opportunity Fund, a New York institutional investor managed by Bergen Asset Management, has been terminated by mutual consent.

The US$37.4m Bergen facility was established in October 2014 in order to assist with the funding of the acquisition of Immutep SA, which was completed in December 2014. The facility also bridged Prima through to its transformative capital raising in May – July 2015, which was completed through a combination of capital from the US-based specialist healthcare investor Ridgeback Capital Investments and Prima’s share purchase plan. Bergen provided a total of approximately US$4m in funding to Prima through its convertible security and investment facility, which was entered into in October 2014. Prima BioMed CEO Marc Voigt said “Bergen Asset Management proved to be a helpful funding partner for Prima. I wish to thank Eugene Tablis and his team at Bergen for their support of Prima at what was a critical turning point for our company during 2014 and early 2015.”

The Ridgeback transaction, which was announced on 14 May 2015 and which raised A$15m in new capital for Prima was approved by shareholders at an Extraordinary General Meeting (EGM) on 31 July 2015. Following the shareholder approval, Prima now advises that it has received cleared funds from Ridgeback and will issue the Further Securities which will be detailed in the Appendix 3B lodged with the ASX today.

As at 30 June 2015 Prima held A$6.76m in cash. The combined A$25m from the Ridgeback transaction and the Share Purchase Plan leaves Prima well-funded for further development of its lead compound, IMP321, which is expected to enter its Phase IIb study in metastatic breast cancer in the fourth quarter of this year.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au     ABN: 90 009 237 889

Prima’s original product, called CVac, is an ex vivo dendritic cell priming therapy that in May 2015 yielded favourable Phase II data in second remission ovarian cancer patients. Prima is currently seeking partners for further development of this therapy. Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is soluble LAG-3, is a T cell immunostimulatory factor for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889